

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

Via E-mail
Semyon Erenburg
President, Chief Executive Officer and Director
Green Living Concepts Inc.
1810 E. Sahara Ave., Suite 1495
Las Vegas, NV 89104

> **Re: Green Living Concepts Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 19, 2012**
> **File No. 333-183659**

Dear Mr. Erenburg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please disclose whether the offering period could be extended passed the 270 days if the minimum has been reached and the company has not sold the maximum amount of securities.

2.   In a footnote to the table at the bottom of the cover page, please disclose the nature of the expenses.

Plan of Distribution; Terms of the Offering, page 15

Offering Period and Expiration Date, page 17

3.   Please disclose whether the offering period can be extended passed 270 days.

Management's Discussion and Analysis or Plan of Operations, page 17

Results of operations for the six months ended September 30, 2012 compared to the six months ended September 30, 2011, page 18

Revenue, page 18

4.   We note your response to comment 8 of our comment letter dated September 27, 2012. Please revise "fiscal 2013" and "2012" to read as "fiscal 2012" and "2011," respectively.

Liquidity and Capital Resources, page 20

5.   Please disclose whether the company will be able to generate sufficient cash to meet its cash needs on a short term and long term basis. If not, please disclose how the company expects to meets such cash needs. See Instruction 5 to Item 303(a)(1) of Regulation S-K.

Plan of Operation, page 26

6.   We note your revised disclosure at the bottom of page 26 regarding the opening of an office in Russia. Please clearly disclose in this section whether the maximum amount of proceeds expected to be raised in the offering will be used to fund the operations of the Moscow office, and if so, please discuss how the registrant will fund such operations if only the minimum is raised.

7.   Please discuss how the registrant intends to finance the operations of an office in the Siberian region including whether such funding would be from proceeds in the offering if the maximum amount is raised. Please also provide the expected opening date of this office. In addition, please reconcile this disclosure with the disclosure in the use of proceeds section.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief